Mail Stop 4720   December 2, 2009

Mr. Lixin Zhou, Chief Executive Officer
China Bio-Immunity Corporation
c/o Frascona, Joiner, Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, Colorado 80305

Re: China Bio-Immunity Corporation
       Preliminary information statement filed October 20, 2009
       File No. 000-51760

Dear Mr. Zhou:

       We have completed our review of your preliminary information statement and
related filings and have no further comments at this time.

                                          Sincerely,

                                          Jeffrey Riedler
                                          Assistant Director